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              TELMARK INC.







                 (LOGO)







          PROSPECTUS

Until October 29, 1997 all dealers  effecting
transactions  in the  registered  securities,
whether   or  not   participating   in   this
distribution,  may be  required  to deliver a
Prospectus.   This  is  in  addition  to  the
obligations   of   dealers   to   deliver   a
Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.





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                                  Telmark Inc.
                        Supplement dated April 1, 1998
                     to Prospectus dated September 19, 1997

     As of April 1, 1998, Telmark (issuer) approved a decrease in interest rates on the Debentures currently being offered under this Prospectus from 8.5% for Debentures due March 31, 2003 and 8.00% for Debentures due March 31, 2001, to 8.0% and 7.50%, respectively.
     For a complete description of the securities offered by Telmark, please refer to pages 23 through 27 of the Prospectus.